UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                          FiberNet Telecom Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    315653105
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                                 (CUSIP Number)

                             Mr. Timothy P. Bradley
                          Signal Equity Partners, L.P.
                         10 East 53rd Street, 32nd Floor
                               New York, NY 10022
                                  212-872-1180
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 22, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 3


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CUSIP NO. 315653105                                                  Page 2 of 3

         This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed on May 17, 1999 by and on behalf of Signal Equity Partners, L.P. (formerly Signal Capital Partners, L.P.), Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. with respect to their ownership of common stock, par value $.001 per share, of FiberNet Telecom Group, Inc. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         The following paragraphs are hereby added after the last paragraph of
Item 4 to the Schedule 13D:

         Signal and other investors are presently negotiating with the Issuer the terms of an investment in the Issuer in the form of senior secured convertible notes in the aggregate principal amount of approximately $5-12.5 million (the "Proposed Financing"). It is anticipated that the notes under the Proposed Financing will be convertible into common stock of the Issuer at $3.00 per share, subject to adjustment under certain circumstances. There is no assurance that Signal and the other investors will consummate the Proposed Financing with the Issuer or on what terms the Proposed Financing will ultimately be consummated. It is anticipated that any decision by the Issuer to approve the Proposed Financing will be made by members of the board of directors of the Issuer not including the member designated by Signal.

         In addition, Signal may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, and the Signal reserves the right, subject to applicable law, (i) to hold the Securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Securities or otherwise), (ii) to acquire beneficial ownership of additional Securities in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Securities, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Signal's decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting Signal and other factors which Signal may deem relevant to its investment decisions.




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CUSIP NO. 315653105                                                  Page 3 of 3

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 1999
                                       SIGNAL EQUITY PARTNERS, L.P.
                                       (formerly SIGNAL CAPITAL PARTNERS, L.P.)


                                       By:  Signal Capital Advisors, L.P.
                                       Its:  General Partner


                                       By:  Signal Capital Advisors, Inc.
                                       Its:  General Partner


                                         /s/ Timothy P. Bradley
                                       ------------------------------------
                                       By:  Timothy P. Bradley
                                            Director